Chelsea Oil and Gas Ltd.

Management Discussion and Analysis

As at and for the three and nine month periods ended September 30, 2017 and 2016

November 29, 2017

BASIS OF PREPARATION

The following Management’s Discussion and Analysis (“MD&A”) dated November 29, 2016 is a review of the results of operations and the liquidity and capital resources of Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”) for the three and nine month periods ended September 30, 2017 and 2016.

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain information contained herein is forward-looking and based upon assumptions and anticipated results that are subject to risks, uncertainties and other factors. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected. For additional information, refer to Section 13 - Forward Looking Statements.

All dollar amounts herein are US Dollars unless otherwise noted.

1. OVERALL PERFORMANCE

Australian-Canadian Oil Royalties Ltd. was incorporated on April 28, 1997 in British Columbia, Canada. On September 27, 2013 Australian-Canadian Oil Royalties Ltd. was continued into the province of Alberta. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”). The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada.

This MD&A and accompanying financial statements for the three and nine months ended September 30, 2017 and 2016 are prepared in accordance with IFRS.

2. SELECTED FINANCIAL INFORMATION

SUMMARY QUARTERLY INFORMATION FOR THE PRIOR 8 QUARTERS

($US)	2017			2016				2015
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
Revenues	1,162	2,939	1,117	25,134	3,799	4,693	3,075	8,687
Administrative expenses	8,326	23,717	19,791	129,993	15,722	17,745	22,956	175,710
Net loss	143,509	126,213	71,049	150,591	117,799	112,976	161,572	149,848
Net loss per share (basic and diluted)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

The Company’s revenues are earned from its overriding royalties (“ORRI”) on its assets both onshore and offshore Australia. Throughout 2017, the Company’s revenues are lower than the previous periods as several leases were shut-in owing to inclement weather and prevailing commodity prices which rendered the production uneconomic. 2017 Administrative costs are lower than the previous quarters reflecting reduced activity. Net losses are attributable to finance expenses relating to the Company’s shareholder loans.

3. RESULTS OF OPERATIONS

ROYALTY INCOME

For the nine month period ended September 30, 2017, the Company received $5,218 (2016 - $11,567) in freehold royalties from its ORRI both onshore and offshore Australia. The decrease over the comparative period is consistent with the decline in commodity prices over the same period.

For the three month period ended September 30 2017, the Company received $1,162 (2016 - $3,799). The difference is consistent with the change in commodity prices over the same period.

GENERAL AND ADMINISTRATIVE

For the nine month period ended September 30, 2017, the Company incurred $51,834 (2016 – $56,423) in general and administrative expenses, consistent with the comparative period.

For the three month period ended September 30, 2017, the Company incurred $8,326 (2016 - $15,722) in general and administrative costs, consistent with the comparative period.

Refer to Item 8 for additional disclosures.

DEPLETION

For the nine month period ended September 30, 2017, the Company incurred $84,362 in depletion expense (2016 – $84,362) which is consistent with the comparable period.

For the three month period ended September 30, 2017, the Company incurred $28,122 in depletion expense (2016 – $28,121) which is consistent with the comparable period.

FINANCE EXPENSE

For the nine month period ended September 30, 2017, the Company incurred $261,899 in finance expense (2016 – $251,614) which is consistent with the comparable period.

For the three month period ended September 30, 2017, the Company incurred $89,439 in finance expense (2016 – $86,300) which is consistent with the comparable period.

EXPENSE REIMBURSEMENTS

During the nine month period ended September 30, 2017, the Company received $63,526 (2016 - $nil). During the three month period ended September 30, 2017, the Company received $nil (2016 - $nil) reimbursements from an arms-length party the “Sponsor”). These reimbursements relate to general and administrative expenses incurred during the period. The Sponsor has agreed to fund the Company’s funding and restructuring efforts. There is no obligation to repay these reimbursements.

FOREIGN EXCHANGE LOSS

For the nine month period ended September 30, 2017 the Company experienced a foreign exchange loss of $11,420 (2016 $10,918). The movement is attributable to foreign exchange experienced on the translation of shareholder loans held by the Company’s wholly-owned subsidiaries.

For the three month period ended September 30, 2017 the Company experienced a foreign exchange loss of $18,784 (2016 – gain of $8,741).

The change in both periods is attributable to movements in the Australian dollar.

CURRENT INCOME TAX

For the nine month period ended September 30, 2017, the Company incurred current income tax expenses of $nil (2016 – $597). For the three month period ended September 30, 2017, the Company recovered current income tax expenses of $nil (2016 - $196). Current income taxes are withholding taxes on the Company’s overriding and interest revenue received from Australian sources.

NET LOSS

For the nine month period ended September 30, 2017, the Company incurred a net loss of $340,771 (2016 – $392,347). The higher loss in 2016 is attributable to and higher general administrative and finance expenses than the current period, and the receipt of funds from the Sponsor in 2017.

For the three month period ended September 30, 2017, the Company incurred a net loss of $143,509 (2016 - $117,799). The higher loss in 2017 is attributable to foreign exchange losses.

FOREIGN CURRENCY TRANSLATION ADJUSTMENT

Certain of the Company’s wholly-owned subsidiaries operate exclusively in Australia, and utilize the Australian dollar as their functional currency. Assets and liabilities of the Company’s Australian operations are translated into US dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in accumulated other comprehensive loss on the consolidated statements of financial position.

For the nine month period ended September 30, 2017, the Company’s foreign currency translation adjustment was a gain of $576,058 (2016 – $169,007). For the three month period ended September 30, 2017 the Company’s foreign currency translation adjustment was a gain of $174,064 (2016 – loss of $12,107) commensurate with movement in the Australian dollar over the US dollar over the same periods.

4. LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2017, the Company had $7,712 (December 31, 2016 – $15,341) in cash held in the Company’s bank accounts. At September 30, 2017, the Company had $179,285 (December 31, 2016 – $172,703) in restricted cash held in the Company’s bank accounts. The Company’s total accounts receivable as at September 30, 2017 was $6,185 (December 31, 2016 – $6,527). The Company’s trade accounts payable and shareholder loans outstanding as at September 30, 2017 was $5.0 million (December 31, 2016 – $4.8 million). The Company’s net working capital deficiency as at September 30, 2017 was $5.1 million (December 31, 2016 – $4.9 million). Refer to Item 5 for additional disclosures.

The Company has several projects in development. These include the exploration of the Georgina Basin on ATP 582, the exploitation of the Surat-Bowen Basin oilfields, and the development of the Louise gas field. In aggregate, the Company’s work commitments for these projects is estimated at $19.0 million Australian dollars.

The Company has financed its operations to date through the issuance of common shares to founding directors and other shareholders. Refer to note 2 of the audited consolidated financial statements for the year ended December 31, 2016 for additional discussion of the Company’s liquidity and capital resources. The following table outlines the timing of the Company’s debt and commitments:

Debt /	February	August	August	September	August
Commitment	2016	2020	2024	2029	2031	Total

US$
Shareholder loan	4,287,697	-	-	-	-	4,287,697
Total US$	4,287,697	-	-	-	-	4,287,697

A$
ATP 582	-	11,000,000	-	-	-	11,000,000
PL 18	-	-	5,000,000	-	-	5,000,000
PL 40	-	-	-	2,000,000	-	2,000,000
PL 280	-	-	-	-	1,000,000	1,000,000
Total A$	-	11,000,000	5,000,000	2,000,000	1,000,000	19,000,000

5. TRANSACTIONS WITH RELATED PARTIES

Concurrent with the acquisition of the assets in the Surat Basin in Australia, on March 1, 2012 the Company agreed to pay certain vendors $3.0 million within 12 months and 8.57 million shares of the Company. The loan was non-interest bearing and was recorded at net present value of $2,770,084 and is secured by the Surat assets. At January 1, 2013 the net present value of the loan was $2,960,396. On March 25, 2013, the Company agreed to amend the terms of the loan so that interest would accrue at 8% per annum, with interest accruing from September 1, 2012. On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. As of the date of this MD&A, the shareholder loans are in default and the Company is in discussions with the noteholder to extend the maturity date.

On January 9, 2013, the Company granted 5.0 million warrants to directors, officers and consultants. These performance warrants had an exercise price of $0.25 per warrant, but were only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. The incremental fair value with respect to extending the warrant term was not significant.

On January 18, 2017, all warrants expired out of the money and the balance in the warrant account was transferred to contributed surplus.

6. PROPOSED TRANSACTIONS

The Company has no undisclosed proposed transactions at November 29, 2017.

7. OFF-BALANCE SHEET TRANSACTIONS

As at November 29, 2017, the Company does not have any off-balance sheet arrangements.

8. ADDITIONAL DISCLOSURE FOR COMPANIES WITHOUT SIGNIFICANT REVENUE

The following table sets forth a breakdown of material components of the general and administration costs of the Company for the three and nine month periods ended September 30, 2017 and 2016:

	Three months ended	Three months ended	Nine months ended	Nine months ended
G&A (US$)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Professional fees	-	3,962	34,930	35,843
Office	8,326	11,760	16,904	20,580
Total	8,326	15,722	51,834	56,423

9. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The Company does not expect the standard to have a material impact on the financial statements.

In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. The extent of the impact of adoption of the standard has not yet been determined.

In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. The extent of the impact of adoption of the standard has not yet been determined.

10. FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. A financial asset is any asset that is (i) cash; (ii) a contractual right to receive cash or another financial asset from another party; (iii) a contractual right to exchange financial instruments with another party under conditions that are potentially favourable to the entity; or (iv) an equity instrument of another entity. A financial liability is any liability that is a contractual obligation to (i) deliver cash or another financial asset to another party; or (ii) exchange financial instruments with another party under conditions that are potentially unfavourable to the entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

As at September 30, 2017, the Company’s financial instruments are cash, accounts receivable and accounts payable and accrued liabilities and shareholder loans. The carrying amounts reflected in the balance sheet are carrying amounts and approximate their fair values due to the short-term nature and negligible credit losses.

The Company does not use derivative instruments or hedges to manage risks because the Company’s exposure to credit risk and interest rate risk is insignificant.

11. SUBSEQUENT EVENTS

No material subsequent events identified from the date of the unaudited condensed consolidated interim financial statements to November 29, 2017.

12. DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as at November 29, 2017

Class	Par Value	Authorized	Issued
Common	Nil	Unlimited	64,056,876
Preferred	Nil	Unlimited	Nil

	Number of
	shares	Amount
Balance at December 31, 2016 and 2015 and November 29, 2017	64,056,876	$14,056,459

Stock Options

As at November 29, 2017, the Company has not issued any stock options under its stock option plan.

Warrants

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. All other terms remained the same. The incremental fair value with respect to extending the warrant term was not significant.

On January 18, 2017, all warrants expired out of the money and the balance in the warrant account was transferred to contributed surplus.

Number of
warrants
Balance at January 1, 2016 and December 31, 2016	5,000,000
Expired during period	(5,000,000)
Balance at November 29, 2017	-

13. FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this MD&A constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are for the purpose of providing information about Management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this MD&A include, but are not limited to, statements or information with respect to: business strategy and objectives; development plans; exploration plans; acquisition and disposition plans and the timing thereof; reserve quantities and the discounted present value of future net cash flows from such reserves; future production levels; capital expenditures; net revenue; operating and other costs; royalty rates and taxes.

Forward-looking statements or information are based on a number of factors and assumptions that have been used to develop such statements and information but may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions that may be identified in this MD&A, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost-efficient manner; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future oil and natural gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the countries in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. The risks and uncertainties that may cause actual results to differ materially from the forward-looking statements or information include, among other things: the ability of Management to execute its business plan; general economic and business conditions; the risk of war or instability affecting countries or states in which the Company operates; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; market demand; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; risks and uncertainties involving geology of oil and natural gas deposits; the uncertainty of reserves estimates and reserves life; the ability of the Company to add production and reserves through acquisition, development and exploration activities; the Company’s ability to enter into or renew production sharing concession; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to production (including decline rates), costs and expenses; fluctuations in oil and natural gas prices, foreign currency, exchange, and interest rate risks inherent in the Company’s marketing operations, including credit risk; uncertainty in amounts and timing of oil revenue payments; health, safety and environmental risks; risks associated with existing and potential future law suits and regulatory actions against the Company; uncertainties as to the availability and cost of financing; and financial risks affecting the value of the Company’s investments. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

The forward-looking statements or information contained in this Management’s Discussion and Analysis are made as of November 29, 2017.

14. RISK FACTORS Overview

The Company's primary business consists of the exploration and, if successful, the development of oil and gas properties. There are a number of inherent risks associated with the exploration, development and production of oil and gas reserves, many of these risks are beyond the control of the Company.

Success in the junior oil and gas sector is measured by a Company’s ability to raise funds and the ability to secure properties of merit. Not all of these factors are within management’s control. The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, oil and gas prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management’s contacts and the vitality of the sector.

For a detailed discussion of the Company’s risk factors, refer to Chelsea’s Annual Information form dated March 31, 2017 on SEDAR.

Business Risks and Risk Mitigation

There are a number of risks facing participants in the Canadian oil and gas industry. Some of the risks are common to all businesses, while others are specific to the sector. The most important of these risks are set out below, together with the strategies Chelsea employs to mitigate and minimize these risks.

Inherent Industry Risks – Risks of Failing to Discover Economic Reserves Additions

The Company’s strategies include focusing on oil and gas prone selected areas in Australia, utilizing a team of highly qualified professionals with expertise and experience in these areas, expanding operations in core areas, continuously assessing new exploration opportunities to complement existing activities and striving for a balance between higher risk exploratory drilling, and lower risk development drilling.

Beyond exploration risk, there is the potential that the Company’s oil and natural gas reserves may not be economically produced at prevailing prices. Chelsea minimizes this risk by generating exploration prospects internally, targeting high quality projects and by attempting to operate the projects and the infrastructure used to access the sales markets.

Financial Commodity Price, Capital Expenditure Requirements, Liquidity and Environmental Risks

Commodity prices are driven by supply, demand and market conditions outside the Company’s influence and control. Chelsea manages this risk by constantly monitoring the forecasted price given by aggregators, banks, and third party engineering firms.

Chelsea manages capital expenditures by two separate tracking systems: a historical accounting system that records the actual costs and a perpetual forecasting model that is constantly updated based on real-time information.

Chelsea’s capital investment process is based on risk analysis to ensure capital expenditures balance the objectives of immediate cash flow growth in development activities and future cash flow from the discovery of reserves through exploration.

It is likely that in the future, Chelsea will be required to raise additional capital through debt and equity financings in order to fully realize the Company’s strategic goals and business plans. Chelsea’s ability to raise additional capital will depend on a number of factors, such as general economic and market conditions that are beyond the Company’s control. If the Company is unable to obtain additional financing or to obtain it on favourable terms, Chelsea may be required to forego attractive business opportunities. However, as Chelsea strives to be the operator of virtually all of its operations at a high working interest position, the Company should be able to be flexible in the timing of operations to ensure a continued strong financial position. The Company is committed to maintaining a strong balance sheet combined with an adaptable capital expenditures program that can be adjusted to capitalize on or reflect acquisition opportunities or a tightening of liquidity sources if necessary.

The Company manages operational risks by employing skilled professionals utilizing leading-edge technology and conducting regular maintenance and training programs. Chelsea has updated its operational emergency response plan to address these operational issues. In addition, a comprehensive insurance program is maintained to mitigate risks and protect against significant losses where possible. Chelsea operates in accordance with all applicable environmental legislation and strives to maintain compliance with such regulations.

15. DEFINITIONS

In this Managements Discussion and Analysis the terms below have the meanings indicated:

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel	Mcf	thousand cubic feet
bbls	barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
bbls/d	barrels per day	NGLs	natural gas liquids

Other

API°	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.

Boe

barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

boed	barrel of oil equivalent per day

mboe	1,000 barrels of oil equivalent

Proved	means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved reserves

Probable

means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves

16. USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues, expenses and impairment during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are as follows:

Recoverability of asset carrying values

The recoverability of development and production asset carrying values are assessed at a cash generating unit (“CGU”) level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. Judgments are required to assess when impairment indicators exist and impairment testing is required. The key estimates used in the determination of cash flows from oil and natural gas reserves include the following: Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated. The Company has obtained an independently evaluated reserves report which is complaint with the Canadian Securities Administrators National Instrument 51-101: Standards for Disclosure for Oil and Gas Activities.

Oil and natural gas prices – Forward price estimates are used in the cash flow model. Commodity prices can fluctuate for a variety of reasons including supply and demand fundamentals, inventory levels, exchanges rates, weather, and economic and geopolitical factors.

Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

Depletion and depreciation

Amounts recorded for depletion and depreciation and amounts used for impairment calculations are based on estimates of total proved and probable petroleum and natural gas reserves and future development capital. By their nature, the estimates of reserves, including the estimates of future prices, costs and future cash flows, are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material. market conditions, discovery and analysis of site conditions and changes in technology. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

Share-based compensation

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance based and are subject to management’s judgment as to whether or not performance criteria will be met.

Deferred taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

17. ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml